Exhibit 23.1

Deloitte Touche Tohmatsu
Av. Dr. Chucri Zaidan Avenue, 1.240 -
4th to 12th floors - Golden Tower
04711-130 - São Paulo - SP
Brazil

Tel.: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-2911
www.deloitte.com.br

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 26, 2022, relating to the consolidated financial statements of Patria Investments Limited as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021.

November 28, 2022

/s/ Deloitte Touche Tohmatsu Auditores Independentes Ltda.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as "Deloitte Global") does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 286,200 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

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